press release

ArcelorMittal submits proposed divestment package to European Commission

13 April 2018 - ArcelorMittal (‘the Company’) announces that, as part of the ongoing European Commission (‘EC’) review into its acquisition of Ilva, it submitted a proposed divestment package to the EC to address concerns the EC has raised during its review. The proposed divestment package includes the following assets:

  ArcelorMittal Piombino, the Company’s only galvanised steel plant in Italy
  ArcelorMittal Galati, Romania
  ArcelorMittal Skopje, Macedonia
  ArcelorMittal Ostrava, Czech Republic
  ArcelorMittal Dudelange, Luxembourg
  Hot dipped galvanising lines 4 and 5 in Flemalle; hot-rolled pickling, cold rolling and tin packaging lines in Tilleur, all of which are in Liège, Belgium.

The proposal to sell these assets remains subject to final review and approval by the EC as well as the conclusion of the information and consultation processes with local and European works councils. Any sales would be conditional upon completion of ArcelorMittal’s acquisition of Ilva. The EC is expected to reach a final decision on the case by 23 May 2018.

ENDS

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to buy or to exchange any securities of ArcelorMittal. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of ArcelorMittal.

Forward-Looking Statements

This communication contains forward-looking information and statements about ArcelorMittal and its business after completion of the proposed transaction that have not been audited or independently verified. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations. Although the management of ArcelorMittal believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The combined group may not realize the full benefits of the transaction.